WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

October 22, 2009

Ms. Stephani Bouvet
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	American Restaurant Concepts, Inc.
Registration Statement on Form S-1
Amendment No. 1.
File No. 333-161792

Dear Ms. Bouvet:

We have filed on EDGAR the above Amendment No. 1 and the related response table which is attached to this letter.

Page number references in the table are to pages in the marked copy filed on EDGAR.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Page[s]	Explanation
1 .	6
We have revised our disclosure to show consistent incorporation date as 2007.  We have included disclosure about Moose River Management and Mr. Rosenberger as follows:

Moose River Management engages in no business other than the license to us.  Mr. Rosenberger, as sole officer and owner of Moose River Management, does not devote any time to the business of Moose River Management as none of his time is required due to the limited nature of the business of Moose River Management.

2 .	4-5	We have included a revised summary of this agreement in the Summary section.
3 .	Throughout	There are no company owned restaurants. The disclosure has been revised accordingly.
4 .	8-15	We have revised numerous risk factors to describe specifically the risk to investors as requested in this comment.
5 .	9
We have modified disclosure to indicate additional financing may only be needed if Risk Factors reduce our revenues.  We have eliminated reference to $14 million in additional financing as not consistent with our current business plan.

6 .	19
We have clarified this information as follows:

We are exposed to increased expenses from recent legislation requiring companies to evaluate internal control over financial reporting which could reduce our revenues.

Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") requires our management to report on the operating effectiveness of our Internal Controls over financial reporting for the year ended December 31 in the fiscal year after the fiscal year in which this registration statement is declared effective. W.T. Uniack & Co., CPAs P.C. is our independent registered public accounting firm, will be required to attest to the effectiveness of our internal control over financial reporting beginning for our fiscal year ended December 31, 2011. We must establish an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. We expect that the cost of this program will require us to incur expenses and to devote resources to Section 404 compliance on an ongoing basis which will reduce our revenues.

7 .	20	We have conformed the price to $.25 per share.
8 .	21
We have disclosed information on this share acquisition as follows:

Mr. Shaw acquired his shares directly from Mr. Rosenberger on January 4, 2009 for his agreement to become an officer and director of the Company.

9 .	22
We have disclosed the terms in an additional footnote as follows:

[2]  The agreement with these service providers was that if they rendered the required services as described in this column, they would receive these shares.  All service providers did render the required services.

10 .	24
We have instituted the following procedure:

We have advised them that we will monitor our stock transfer records on a regular basis and will void any transaction they undertake in violation of this restriction.

11 .	26	We have corrected and revised disclosure concerning Mr. Shaw which now goes back to June 2004, more than 5 years as requested in this comment.
12 .	33	This disclosure has been eliminated as it is not consistent with the Company’s current plans.
13 .	37
We have added the following disclosure:

Federal Franchise Requirements.  Federal franchise regulations have been put in place by the Federal Trade Commission (FTC) to ensure full disclosure of information relating to a franchise company prior to the purchase of a franchise. The basic disclosure rule requires a franchisor to provide potential franchisees with a disclosure document (Franchise Disclosure Document or “FDD”).  The FTC rule requires disclosure only and does not require registration, filing, review, or approval of any disclosures, advertising, or agreements by the FTC. Civil litigants do not have a private right of action under the FTC regulations.
State Requirements: Florida regulations requires that franchise companies selling in the state of Florida or selling to Florida residents follow the FTC requirements by giving franchise purchasers a private right of action for violations of the FTC regulation. Florida also prohibits certain misrepresentations in connection with the selling or establishing a franchise under the Florida Franchise Misrepresentation Act.  Florida requires disclosure only and does not require registration, filing, review or approval of any disclosures, advertising or agreements.  Franchise companies are exempt from Florida’s business opportunities regulations if they comply with the FTC regulations and file an annual exemption form. Georgia law does not have regulations which provide franchisees with a private right of action for violations of FTC requirements. Georgia provides protection to franchise purchasers under Georgia’s Business Opportunity statutes; however, the license of a federally registered trademark or service mark to a franchise purchaser is exempt from Georgia’s business opportunity statutes.  Georgia does not requirement registration, filing, review or approval of any disclosures, advertising or agreements.

14 .	39
We replaced with a new version of Disclosure Regarding Forward Looking Statements on page 34 that is more appropriate for a pre-effective filer. The new disclosure is as follows:

This registration statement contains forward-looking statements.  In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” and similar expressions.  All of the forward-looking statements contained in this registration statement are based on estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market and other factors. Although we believe such estimates and assumptions are reasonable, they are inherently uncertain and involve risks and uncertainties. In addition, management’s assumptions about future events may prove to be inaccurate. We caution you that the forward-looking statements contained in this registration statement are not guarantees of future performance and we cannot assure you that such statements will be realized. In all likelihood, actual results will differ from those contemplated by such forward-looking statements as a result of a variety of factors, including those factors discussed in “Risk Factors”. We will update these forward-looking statements only as required by law. However, we do not undertake any other responsibility to update any forward-looking statements.

15 .	39 ff.	We updated the 2007/2008 disclosure and incorporated the additional disclosure in the Third quarter and year to date disclosures.
16 .	39 ff.
We updated our disclosure as follows:

We expect cash generated from franchise royalties and franchise fees will provide sufficient resources to operate our business in the near term based on our operating plans.  However, changes in our operating plans, acceleration of our expansion plans, lower than anticipated sales, increased expenses or other events may cause us to seek additional debt or equity financing.

In order to implement our business plan, we believe we need approximately $14 million over the next five years. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth and other plans as well as our financial condition and results of operations. Additional equity financing, if available may be dilutive to the holders of our common stock and may involve significant cash payment obligations and covenants and/or financial ratios that restrict our ability to operate and expand.

17 .	42
The following sentence was removed.  Mr. Rosenberger has no ownership interest in restaurant property:

Our president Michael Rosenberger has a landlord relationship with a franchisee as a minority partner in an LLC that owns the facility leased by a franchisee.

18 .		We have updated footnote 5 in accordance with Item 404(a) of Regulation S-K.
19 .	42
We inserted the following disclosure regarding the transfer of debt to our controlling stockholder:

In 2008, $328,392 of indebtedness was transferred to our majority stockholder in consideration of repayment of certain advances made to the majority stockholder.   The value of the debt assumed equaled the net asset value of the assets relieved.

20 .	44
We have revised our disclosure as follows:

As a result of this offering as required under Section 15(d) of the Securities Exchange Act of 1934, we will file periodic reports with the Securities and Exchange Commission through December 31, 2009, including a Form 10-K for the year ended December 31, 2009, assuming this registration statement is declared effective before that date.  At or prior to December 31, 2009, we intend voluntarily to file a registration statement on Form 8-A which will subject us to all of the reporting requirements of the 1934 Act. This will require us to file quarterly and annual reports with the SEC and will also subject us to the proxy rules of the SEC. In addition, our officers, directors and 10% stockholders will be required to submit reports to the SEC on their stock ownership and stock trading activity.  We are not required under Section 12(g) or otherwise to become a mandatory 1934 Act filer unless we have more than 500 shareholders and total assets of more than $10 million on December 31, 2009.  If we do not file a registration statement on Form 8-A at or prior to December 31, 2009, we will continue as a voluntary reporting company and will not be subject to the proxy statement or other information requirements of the 1934 Act, our securities can no longer be quoted on the OTC Bulletin Board, and our officers, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity.

21 .	45-46
We have added the following disclosures:

The Company has adopted a written policy to no longer reimburse personal AMEX bills.

Prior to January 1, 2009, we were a Subchapter S corporation.  As such, Mr. Rosenberger received profit distributions during fiscal years 2007 and 2008.  During the period of fiscal years 2007 and 2008, there was no written policy regarding compensation, expense reimbursements and profit distributions.  Beginning with the effective date of the change in corporate status, we ceased to issue payments to Mr. Rosenberger in the form of profit distributions and expenses.  It is our policy to compensate Mr. Rosenberger as an employee or contractor.

We have also added the footnote references to the table.

22 .	See financial statements	We added “(unaudited)” where appropriate.
23 .	See financial statements
We corrected our disclosure as follows:

Franchise fee revenue from individual franchise sales is recognized subsequent to performance of all material obligations and initial services by the Company which support opening of new franchised locations. Area development fees are dependent on the number of restaurants in the territory, as are the Company’s obligations under the area development agreement. Consequently, as obligations are met, area development fees are recognized proportionally with expenses incurred with the opening of each new restaurant and any royalty-free periods. Royalties are accrued as earned and are calculated each period based on restaurant sales.

24 .	See financial statements
We record franchise fee revenue and royalty revenue on a gross basis.  We considered the following factors in evaluating gross vs. net accounting.

A. The Master Licensee is acting as an agent for the Company by developing and selling franchises on our behalf.
B. The franchise agreement is between the Company and the franchisee.  All pricing (franchise fees and royalties) are determined by the Company.
C. The Company, through the franchise agreement, controls the methods, quality of product and pricing.
D. The Company has credit risk as it relates to collection of royalties and franchise fees.

25 .	See financial statements	Area development fee revenue is the amount of deferred revenue amortized during the period. Deferred revenue is the unamortized balance of license fees received under the Master License Agreement.

26 .	See financial statements
The Company determined that combining Moose River Management, Inc. with the Company is not appropriate.  Moose River Management, Inc. is a non-operating company that holds trademarks, service marks and intellectual property.  There are no financial transactions between Moose River Management, Inc. and the Company.  Combining both companies does not enhance the financial statement presentation and the related disclosures.

27 .	See financial statements	We inserted the tax footnote as appropriate. There are no deferred tax liabilities or assets as of the date of change in tax status. That is, there are no temporary differences.
28	See financial statements
We enhanced our disclosure regarding the debt transfer as follows:
In 2008, the debt was transferred to our majority stockholder inconsideration of repayment of certain advances made to the majority stockholder.   The value of the debt assumed approximated the net asset value of the assets relieved.

29	See financial statements
Area development fee revenue is the amount of deferred revenue amortized during the period.  Deferred revenue is the unamortized balance of license fees received under the Master License Agreement.

Under the master license agreement, the Master Licensee’s substantial obligations depend on the number of individual franchises established within the area.  Therefore, we have recorded a deferred revenue liability.  We classified this as a current liability in the expectation that the initial franchises to be established will occur within one year.

30	See financial statements	We will move the stock issuance disclosure to the Stockholders’ Equity footnote.
31	See financial statements	We retroactively restated the shares outstanding to reflect the 340,000 for one share stock split.